Exhibit 99.1

AURORA CANNABIS INC.

NOTICE OF CHANGE OF AUDITOR

TO:	Ernst & Young LLP
1133 Melville Street, Suite 1900
Vancouver, BC V6E 4E5

AND TO:	KPMG LLP
PO Box 10426, 777 Dunsmuir Street
Vancouver, BC V7Y 1K3

AND TO:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities Service, Newfoundland and Labrador
Nova Scotia Securities Commission
The Office of the Superintendent of Securities (Prince Edward Island)
RE:	Notice of Change of Auditor pursuant to Section 4.11 of National Instrument 51- 102 Continuous Disclosure Obligations ("NI 51-102")

Aurora Cannabis Inc. (the "Company") hereby gives notice pursuant to Section 4.11 of NI 51- 102 as follows:

1.	The Company advises that Ernst & Young LLP (the "Successor Auditor") has been appointed as the new auditor of the Company, effective June 25, 2024, until the close of the next annual meeting of the shareholders of the Company.
2.	The Successor Auditor will fill the vacancy in the position of auditor of the Company resulting from the resignation of KPMG LLP (the "Former Auditor") effective April 17, 2024, as more particularly set forth in the Notice of Change of Auditor of the Company dated May 1, 2024.
3.	The appointment of the Successor Auditor as auditor of the Company has been considered and approved by the Company's audit committee.

4.	The Former Auditor’s reports on the Company’s consolidated financial statements as of March 31, 2024 and 2023 and for the year ended March 31, 2024 and the nine months ended March 31, 2023 expressed an unqualified opinion on the consolidated financial statements and an adverse opinion on the Company’s internal controls over financial reporting as of March 31, 2024.
5.	There have been no “Reportable Events”, as such term is defined in NI 51-102.

[Signature page follows]

DATED June 26, 2024.

AURORA CANNABIS INC.

By:	(signed) “Simona King”
Name: Simona King Title: Chief Financial Officer